UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) : **January 10, 2003**

Cowlitz Bancorporation
(Exact Name of Registrant as specified in its charter)

Washington	**0-23881**	**91-1529841**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

927 Commerce Avenue
Longview, WA 98632
Address and Zip Code of Principal Executive Office

360-423-9800
Registrant's telephone number including area code

None
(Former name or former address, if changed since last report)

Item 9. Regulation FD Disclosure

On January 10, 2003, Cowlitz Bancorporation issued a press release announcing the resignation of the president and others and the hiring of a new Chief Credit Administrator. The press release is attached as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COWLITZ BANCORPORATION
(Registrant)

Date: January 13, 2003   By: /s/ Don P. Kiser
                               Don P. Kiser
                               Chief Financial Officer

Exhibit 1

January 10, 2003 4:00 p.m. Pacific Time

Company Press Release

SOURCE: *Cowlitz Bancorporation*
CONTACT: Don P. Kiser, Chief Financial Officer
                    (360) 423-9800

Cowlitz Bancorporation Announces Resignations

LONGVIEW, Wash., January 10, 2003/PRNewswire/ -- Cowlitz Bancorporation (NASDAQ: **CWLZ**), the holding company for Cowlitz Bank, today announced that Paul L. Campbell has resigned as President and CEO of Cowlitz Bancorporation and Cowlitz Bank, effective January 28, 2003. Mr. Campbell sited health concerns as the primary factor in his decision.

Benjamin Namatinia, Chairman of Cowlitz Bancorporation said, "When Mr. Campbell was hired, we knew it would be a short term relationship. Unfortunately, he is leaving sooner than expected. We are very sorry to see him go." The Board of Directors will retain and announce a new Chief Executive Officer in the near future. Don P. Kiser, VP & CFO, has been appointed as interim officer-in-charge.

Gary Hanson, Credit Administrator, has also tendered his resignation. The Board of Directors has hired Ernie Ballou for the position of Credit Administrator. Mr. Namatinia stated "Mr. Ballou brings many years of credit experience to our organization and will be an asset to our administrative team." Mr. Ballou's previous experience includes a senior credit position with Wells Fargo in Seattle, Washington (Formerly First Interstate Bank of Washington), managing in excess of $5 billion in loans.

Duane Guggenmos has resigned from the board of directors.

Cowlitz Bancorporation is the holding company of Cowlitz Bank. Cowlitz Bank's divisions include Bay Bank, Bellevue, Washington; Northern Bank of Commerce, Portland, Oregon; and Bay Mortgage, with four offices in Western Washington. Cowlitz specializes in commercial banking services for Northwest businesses, professionals and retail customers, with a total of seven full-service banking offices. Financial services in addition to banking include trust services, escrow services, and mortgage banking.